Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

02 FEB 13 AM 8:54

BAA

02015136

15 January 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Marcela Zeman
Head of Investor Relations

To: Marcela Zeman
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 171 932 6736

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 15 January 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

15 January 2002

MARGARET EWING TO BECOME BAA FINANCE DIRECTOR

BAA plc, the international airport group, today announced the appointment of Margaret Ewing as group finance director. She will succeed Russell Walls, who has decided to retire from the company in the summer of 2002, at the age of 58.

Margaret Ewing, 46, is currently group finance director of Trinity Mirror plc, the UK's largest newspaper publisher. Before joining Trinity Mirror in January 2000, she was partner in charge of UK corporate finance transaction services at Deloitte & Touche.

BAA chief executive Mike Hodgkinson said; "Russell Walls has played a vital role over the past six and a half years as BAA's financial guardian, and our reputation for good financial management is very much to his credit. We wish him every success in the future."

"Margaret Ewing has an outstanding record both with Trinity Mirror, where during the past two years she has been instrumental in shaping the merger of Trinity and Mirror Group and has restructured the finance function, and with Deloitte & Touche, where she was a partner for almost 14 years. She has advised leading companies in a wide range of sectors, including telecommunications, leisure, transport and business services, and, through her involvement in a number of privatisations, is familiar with the public sector and with regulation. I'm delighted that in Margaret we have been able to appoint an experienced, respected and highly professional individual. We have now put in place the immediate succession plan for our top team."

Margaret Ewing qualified as a chartered accountant in 1981, after graduating from Greenwich University with a BA in business studies, and became an audit partner with Kidsons in 1984. In 1986, she joined Deloitte & Touche, became a

partner in 1987 and, for her last eight years with the firm, was head of the UK's corporate finance transaction services function. In January 2000, she was appointed group finance director at the newly formed Trinity Mirror plc.

As group finance director, Margaret Ewing will be a member of the main board and the executive committee, responsible for leading the finance function, including financial control and operations, audit, tax and treasury, the legal department and insurance.

Russell Walls joined BAA in 1995 as a group finance director. He was previously group finance director of Coats Viyella plc and Wellcome plc. He is a non-executive director of Hilton Group plc and Stagecoach plc.